Regenicin, Inc.

10 High Court

Little Falls, NJ, 07424

August 5, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Dale Welcome

Re: Regenicin, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2010 Filed January 13, 2011

Form 8-K Filed April 20, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011 Filed May 23, 2011

File No. 333-146834

Dear Mr. Welcome:

I write on behalf of Regenicin, Inc., (the “Company”) in response to Staff’s letter of June 15, 2011, by John Cash, Accounting Branch Chief of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K, filed on January 13, 2011, Form 8-K filed on April 20, 2011, and Form 10-Q, filed on May 23, 2011 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

General, page 14

1.                  We note your response to prior comment two, from our letter dated May 11, 2011; however, it appears that you were not completely responsive to our previous comment. In this regard, please revise future filings to also explain your estimated costs for each stage in obtaining FDA approval. Please show us in your response what your disclosure will look like.

In response to this comment, as to the Orphan product approval, the Company believes that the cost will be minimal, not to exceed $100,000. The Company believes that there is sufficient data from the 100+ patients already studied to satisfy the FDA that the product is safe, so no further expenses will be required on that front. In the previous call, the FDA informed Lonza that it only required two more tests of the product on mice to demonstrate efficacy. The FDA stated that there needed to be successful transfers of the technology from the laboratory to a fully compliant cGMP facility. These two final tests will take place in Lonza’s laboratory in Maryland where the product will be manufactured and then transported to an animal facility where the product will be grafted into mice. The cost associated with those studies is estimated at $100,000 or less.

The Company intends to do the following for Orphan approval:

1.                   Request for Orphan Designation as a biologic/drug. The document is already written. The FDA will normally respond within 45 days from receiving the request.

2.                   The Company does not need to do additional clinical trials for Orphan approval because approval of an Orphan product requires that you demonstrate that the efficacy outweighs the risk. You do not need to do all the ethnic groups or statistics that you would normally do for a full BLA approval. The Company will, however, need to conduct the two tests described above.

3.                   Collect and assemble the safety and efficacy data that it has from the previous 100+ patients and the current manufacturing process at Lonza and submit what is called a BLA Orphan application. The FDA has 180 days to respond to this BLA Orphan. If the product is for an unmet need or is life saving it will receive priority status review. If it is both a life saving product and there are no similar treatments it will be reviewed in about 75 days.

As for the full Biological License Approval (BLA) in adults, the DOD grant is designed to cover the majority of the expenses related to the approval process. The Company expects that Lonza will receive $3 or $4 million during the next year from DOD to pay for the clinical trials and to cover the cost of fabricating the cultured skin product. The Company’s burden of that expense, 33%, will be paid to Lonza as the Company is invoiced along the way.

The Company is far into the approval process. The Company believes it has adequate data from the child studies to demonstrate the product is safe. The clinical trials that the Company wants to pursue now are designed to demonstrate statistical significance efficacy and safety. So the Company believes 36 -45 patients will be adequate to demonstrate PermaDerm™ if safe and efficacious for burns. The BLA approval process is as follows.

1.                   Pre Investigational New Drug (IND) Using the word drug is a little confusing but the same process is used for biologics as drugs in most parts and share the same forms. Already completed.

2.                   IND application. The document is 95% completed and being circulated for approval. The IND is asking the FDA for permission to treat patients with your candidate product. The FDA is required to respond in 60 days but they typically respond in 30 to allow you to start your clinical trial.

3.                   Clinical trial. If the FDA says you may proceed with your clinical trial, you start treating patients and collecting data about safety and efficacy. The trial currently designed will use 36 patients. These patients will be observed for up to 1 year following treatment. The main part of the data to be looked at for approval along with the treatment period is in our case three months. After three months the balance of the time is just an observation period. We do not expect to see anything significant during the observation period that would affect the outcome of the trial.

4.                   At the end of the clinical trial the Company will submit a Biological License Application. The FDA will typically review and respond within 180 days when you have a minimum amount of data. This data is considered minimum compared to some drugs which have patient data of thousands of people. The Company’s study is very straight forward either the graft is positive on the patient or it is required to be grafted again. The Company has observed very positive results when treating children so it is quite optimistic that it will be able to demonstrate efficacy with a minimum number of patients. So it is possible to have approval in 2013. Efficacy would be defined as the graft adhered to the patient wound and remained viable.

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Item 8. Financial Statements, page 19

Note B - Summary of Significant Accounting Policies, Intangible Assets, page F-8

2.                  We note your response to prior comment four; however, it is not clear to us how the uses you identified represent "alternative future uses" since they appear to be based on the success of the same particular research and development project. Also, since the license agreement does not appear to be an indefinite lived intangible asset, it is not clear to us how you determined that it is not required to be amortized until you obtain FDA approval. Please explain to us what consideration you gave to the provisions of F ASB ASC 350-30-35.

In response to this comment, the Company fully intends to amortize after the FDA approval and completion of full acquisition of all rights to the IP. At that point a useful life will be determined. The Company also fully intends to test for impairment, however, the license was acquired less than a year ago and there has been no triggering event or reason at this point that would require calculating or the recording of impairment.

It is important to know that this technology has many different uses beyond the burn indication. The other uses include chronic wounds, reconstructive surgery and the individual components of the PermaDerm™ technology such as tendon wraps made of collagen or temporary coverings to protect the patients from infections while waiting for PermaDerm™. The collagen technology used for PermaDerm™ is a wide-open field in wound healing and uses such as g stem cell grafting substrates. It is important to know that all of these above are products by themselves regardless of whether PermaDerm™ is approved for burns. The Company could pursue any or all of them independently if financing permitted. Even if PermaDerm™ was not approved for burn treatments it could be approved for chronic wounds or reconstruction. The Company does not have only one chance when it submits to the FDA; the agency tends to work with companies. Their job is to make the product available if it can be proven to be safe and effective. This product could be approved as an orphan biologic for burns regardless of whether it will be approved for adult burns. It could still gain approval for chronic wounds and reconstructive surgery.

Form 8-K filed April 20, 2011

3.                  We note your response to prior comment five, from our letter dated May 11,2011; however, it does not appear that you were fully responsive to our comment. Please explain why Lonza believes your use of the trade name PermaDerm™ is unauthorized. In this regard, we note Article 15.3 of the Know-How and License and Stock Purchase Agreement states that you will not use Lonza's name or trade names without their "express written consent". Please disclose whether or not you have obtained Lonza's "express written consent" to use their name or trade names and, if you have not, please explain why you believe your use of their trade name is authorized. Please show us in your supplemental response what your disclosures will look like. Also, based on the terms of the license agreement, please explain to us why Lonza only billed you $260,344 since it does not appear to us that this amount represents 33% of the total disclosed DOD grant.

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In response to this comment, the PermaDerm™ trademark was abandoned in 2007. Cutanogen owned the mark prior to abandonment. Lonza, which acquired Cutanogen after abandonment, never owned the trademarks to either PermaDerm™ or TempaDerm™. Randall McCoy told Lonza in January of 2010 that Mr. Randall McCoy was going to register both PermaDerm™ and TempaDerm™ in his name. Lonza made no objection once informed. In July of 2010, a company called KJR was contracted to obtain the trademarks of PermaDerm™ and TempaDerm™ for the Company. The application was filed in July of 2010. The Company’s wait period lasted until April 8, 2011. On April 4, 2011, Lonza petitioned the Patent and Trademark Office for an extension to put together a dispute for the ownership and use of PermaDerm™. However, Lonza never followed through with the response to the trademark office by the deadline of July 6, 2011. The Company was informed by counsel that the trademarks will be owned by the Company shortly.

The DOD grant does not break out the cost associated with the clinical trials that Regenicin will be required to pay. The Company is only required to pay Lonza 33% of the expenses after the task has been completed and billed to the DOD. As stated in the response above, only approximately $3 to $4 million of the DOD grant money will be allocated to the product, so the Company expects to expend approximately $1 million this year to Lonza. Therefore, the Company will pay Lonza for those tasks related to its 33%, but nowhere close to the total amount Lonza received under the DOD grant.

Form 10-0 for the Fiscal Quarter Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

Liquidity and Capital Resources, page 7

4.                  We note your response to prior comment three, from our letter dated May 11,2011, and understand that you intend to provide similar disclosures in future filings. We remind you to also disclose in future filings more information on the fundraising activities the company has undergone during the quarter ended June 30, 2011 such that you currently believe you have sufficient liquidity to sustain operations for the next 12 months. Please show us in your supplemental response what your disclosures will look like.

In response to this comment, the Company has continued to raise funds as needed. It has raised $1,345,000 in the sale of its Series A Convertible Preferred Stock in May through July of 2011. The Company continues the offering at present and intends to disclose the offering in detail upon close.

The Company is also in current negotiations with several investor groups to raise additional funds to complete the acquisition of the intellectual property. Finally, the Company continues to have serious discussions with a number of overseas parties interested in acquiring licenses outside the US.

Sincerely,

/s/ Randall McCoy

Randall McCoy

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